

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 17, 2006

Mr. Christopher L. Nagel
Executive Vice President and Chief Financial Officer
The Scotts Miracle-Gro Company
14111 Scottslawn Road
Marrysville, OH 43041

> **Re:** **The Scotts Miracle-Gro Company**
> **Form 10-K for the Fiscal Year Ended September 30, 2005**
> **Filed December 15, 2005**
> **File No. 001-11593**

Dear Mr. Nagel:

We have reviewed your filing, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2005

General

1. For all comments, please provide draft disclosure you will include in future filings to address the items identified.

Business, page 2

Environmental and Regulatory Considerations, page 11

2.   In the second to last paragraph on page 11 you state that "The state permits typically specify the condition in which the property must be left after the peat is fully harvested…" and that you are generally required to "…restore the property consistent with the intended residual use." Please explain to us the accounting literature you are applying to the obligation to restore these facilities. In addition, we cannot locate a discussion of SFAS 143 in your document. Please revise to include such a discussion, or explain to us why it is not considered necessary.

Selected Financial Data, page 23

3.   In footnote 6, you define EBITDA as income from operations, plus depreciation and amortization. Your measure does not correspond to the acronym defined under Item 10(e)(1)(ii)(A) of Regulation S-K. Please revise your disclosure to either present EBITDA, or to identify the adjusted measure as something other than EBITDA. If you decide to present the adjusted amount, please ensure that you adhere to the restrictions applicable to adjustments of non-GAAP liquidity and performance measures. Further guidance is available under Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, located on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Liquidity and Capital Resources, page 33

4.   We note your disclosure on page 35 which states "our off-balance sheet arrangements are in the form of operating leases that are disclosed in Note 14…" Please reconcile this statement to the one in Note 15 which states "The Company has the following unconditional purchase obligations…that have not been recognized on the balance sheet." Expand your off-balance sheet discussion to comply with the requirements of Item 303 (a)(4) of Regulation S-K, or explain why you believe the purchase obligations do not need to be discussed within this section.

Notes to Consolidated Financial Statements, page 58

Mr. Christopher L. Nagel
The Scotts Miracle-Gro Company
February 17, 2006
Page 3

Note 3 - Marketing Agreement, page 63

5.   In the last paragraph on page 64, you explain that the liability associated with the contingent obligation under the Marketing Agreement was recorded as a charge to net sales. Please explain and disclose why you recorded the contingent obligation as a charge to net sales. Include any accounting literature you relied upon in arriving at your conclusion.

Note 16 - Contingencies, page 86

U.S. Horticulture Supply, Inc. (F/K/A E.C. Geiger, Inc.), page 87

6.   You state that "any potential exposure…cannot be reasonably estimated;" and that   you have determined the "result could have a material adverse effect on results of operations, financial position and cash flow." Please revise the disclosure to clarify the extent to which your notion of "potential exposure" corresponds to the SFAS 5 categories of remote, reasonably possible and probable. Also include any amounts recorded in the financial statements related to the matter; and specify any damages claimed by the parties and the range of reasonably possible loss.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark A. Wojciechowski at (202) 551-3759 or, in his absence, Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief